FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated October 6, 2005

2.

News Release dated October 20, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: November 17, 2005

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Financing Arranged

For Immediate Release.  Vancouver, BC, October 6, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has arranged non-brokered private placements of up to 1.5 million flow through units at $0.18 per unit, subject to regulatory approval, to provide up to $270,000 for ongoing exploration on the Taurus II open pit gold target located on the Company’s 100% owned Table Mountain Gold Property near Cassiar in Northern British Columbia.  Diamond drilling to follow up on encouraging results announced in August and September is scheduled to commence in mid October 2005.

Each flow through unit will consist of one common share and one half of one warrant to purchase a non-flowthrough share at a price of $0.24 for a period of one year.  A finder’s fee of 10% payable in stock at $0.18 per share may be payable on a portion of the financing.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Drilling Recommences at Taurus II Open Pit Gold Target

New Taurus II 43-101 Report Recommends Stepped-Up Exploration Program

For Immediate Release.  Vancouver, BC, October 20, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), is pleased to announce the recommencement of its diamond drilling program at the Taurus II project. The Taurus II is a newly discovered gold zone with large-scale open pit potential on its 100% owned Table Mountain Gold Property in northern BC.  A program of six holes comprising 3000 feet of drilling is planned to follow up on previous broad zones of gold mineralization.  The Company is filing today a 43-101 compliant Technical Report on the Taurus II Project by qualified independent consulting geologists Dale Sketchley, M.Sc., P.Geo.  This new report will shortly be available at www.sedar.com. The report confirms the potential at Taurus II for near surface, lower-grade, vein-alteration systems and recommends further exploration expenditures of $1.53 million.

As outlined in Mr. Sketchley’s report, the Table Mountain Property has historically been explored for high-grade veins with little attention to the potential for lower-grade systems amenable to open pit mining.  The Taurus II area is approximately one kilometer east of the Erickson Creek Fault Zone, the main gold controlling fault system in the area.

The previously described Somerville, Backyard and other areas of interest within the Taurus II area, are generally east-west trending structures that may exhibit improved mineralization as they get closer to the Erickson Creek Fault Zone.  Some of the currently planned holes will test the Somerville and Backyard systems to the west.

“With gold prices currently higher, the economics of low grade systems such as Taurus II become even more compelling as exploration targets,” said Cusac CEO David Brett.  “The Company’s ownership of a portion of the Taurus Project is also significant in light of the recent commissioning of an economic scoping study by American Bonanza, which will help define the potential of this large mineralized gold system which extends onto Cusac’s claims in the area.”

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.